April 15, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2009 filed September 28, 2009

Form 10-Q for the Fiscal Quarters Ended September 30, 2009 and December 31,

2009

filed November 16, 2009 and February 12, 2010

File No. 001-33630

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated February 26, 2010.

1. With respect to comment no. 1 and disclosure language contained in our risk factor disclosure:

We have revised our risk factors as requested. We have made clear that we have not generated any revenues to date. We have quantified losses for the last fiscal year and losses to date. We have also provided additional disclosure with respect to our estimated exploratory costs for the coming year and the basis for our decision to reduce our exploration during 2009.

We have also disclosed our planned exploration budget. The budget will be managed by the Company’s in-house technical staff. It will be funded by the Company’s cash on hand and will total approximately $6.3million dollars for the 2010 calendar year. We have provided a schedule in the annual report identifying the activity, time line and budget.

We have further disclosed that during the year ended June 30, 2009, we issued a total of 34,477,222 shares of our common stock of which a total of 16,707,791 were issued in connection with financing activities.

Paramount Gold Mining Corp 346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881

www.paramountgold.com

2. With respect to comment no. 2 regarding revenues:

We have further clarified the disclosure in our risk factors to clarify the Company’s operations.  Specifically, that no revenues have been generated from operations. We have further revised the risk factors to eliminate any suggestion that the operations are profitable or that generating revenues will lead to profitability.

3.  With respect to comment No. 3 and the risks associated with increasing violence between the Mexican government and drug cartels:

We have included a risk factor addressing this issue. To date, this violence has had no impact on the Company’s operations. The Company remains prepared to increase security should this become a concern. These additional costs will most likely result in further operating losses.

4. With respect to comment No. 4 and references to properties located in Peru and Chile:

The Company holds mining concessions in Peru. Costs incurred in staking these concessions were nominal.  The Company has had no operations in Peru for the last two years. Management is not currently exploring these concessions

5. With respect to comment No. 5 and an overview of the exploratory drill program:

We believe that the Company has addressed these issues throughout our business disclosure. We have identified staffing. We have reviewed operations and disclosed results of our exploration activities which forms the foundation for our ongoing drilling program. We have also disclosed that the Company has not made any improvements to the local infrastructure as no mining activities are currently planned.

6.  With respect to comment No. 6 and the Company’s Controls and Procedures:

We have amended the disclosure to clarify that the controls and procedures currently in place are effective at the reasonable assurance level

7.  With respect to Comment No. 7 and the disclosure with respect to “Stock Based Compensation” in our Statements of Operations:

We have allocated stock based compensation expenses to type of expense incurred.

8. With respect to Comment No. 8 and a further explanation on how the line item expense for Mineral Properties and Purchase of Equipment for 2008 and 2009 exceed the total costs since inception:

Paramount Gold Mining Corp 346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881

www.paramountgold.com

We have amended the consolidated statement of cash flows to properly reflect the costs for the identified periods and costs since inception.

9. With respect to Comment No. 9 and the calculation of Basic and Diluted Net Loss Per Share as it relates to the escrowed Garibaldi shares:

We have amended our financial statements to exclude the escrowed Garibaldi Resources shares from our basis and diluted loss per share calculation .

10.

With respect to Comment No. 10 with respect to the issuance of warrants with an exercise price denominated in Canadian dollars:

We do not believe that our financial statements should be amended with respect to the exercise of warrants in either U.S. or Canadian denominated currencies.

The exercise prices for the warrants issued as a result of our equity offerings are denominated in both U.S. and Canadian denominated funds.  We have reviewed FASB ASC 815-40-15-7I and agree that any warrants issued in Canadian dollars by definition are not indexed to our own equity stock given the fact our functional currency is US dollars. We acknowledge the guidance therefore indicates any derivative instrument that is not indexed to the Company’s own equity stock should be accounted as a liability/asset in our notes to the financial statements.  We believe that the guidance does not properly capture the essence of the warrant contract which in the case of exercise would result in the issuance of our common stock and a resulting equity transaction. We do acknowledge the inherent risk that a depreciation in the Canadian dollar vs the US dollar from when the stock warrants were issued would reduce their values however the converse is true where the Canadian Dollar has appreciated vs the US dollar. We believe the warrants should continue to be accounted as an equity disclosure.

11. With respect to Comment No. 11 and treatment of the purchase price of the Magnetic Resources Ltd. common stock:

The purchase price allocation was improperly identified in Note 7(F).  This mistake has been corrected and the purchase price allocation now appears at the bottom F-24.

12.  With respect to Comment No. 12 and the forbearance agreement entered into with Mexoro and delivery of the 225,000 shares of Mexoro common stock:

We have received the share certificates from Mexoro. Receipt date was April 2009. The shares were restricted from trading and we chose to account for the shares conservatively at no value. As a result, we have not accounted for these securities in our Financial Statements. The shares will become available for trading in April 2010.

Paramount Gold Mining Corp 346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881

www.paramountgold.com

13.  With respect to Comment No. 13 and the exercise price of options granted to directors:

The exercise price of all options granted to directors are denominated in U.S. dollars. Since the exercise price is denominated in U.S. dollars, we believe that or financial statements and Footnote No. 11 properly accounts for the Employee stock grants.

14. With respect to Comment No. 14 and the description of the Company’s mineral properties:

We have revised our discussion with respect to our property interests to exclude geology, history or exploration results for adjoining properties or properties in close proximity to ours. We have also removed any discussion with respect to any mining or exploration activities by other mining companies in proximity to our projects.

15.  With respect to Comment No. 15 and compliance with Industry Guide No. 7.

We have amended the annual report to comply with Industry Guide 7 and have deleted information with respect to statements or charts with respect to resource estimates.

16.  With respect to Comment No. 16 and our legal rights to conduct exploration activities in a foreign country:

Through its wholly owned sub PGM, we hold mineral claims which grant exclusive exploration and exploitation rights. Mexican mining claims are valid for an initial 25 year term with one renewable term for 25 years. Exploration claims grant the automatic right to disturb the surface to conduct exploratory works such as drilling. Permits are automatically granted once rights been issued along with payment of nominal fees. Exploitation, mine development and construction requires approvals of various levels government in Mexico however this is not under consideration by the Company at this time. Access to the lands are by agreement by the owner or local community and are typically grant by a nominal fee.

17.   With respect to Comment No. 17 and the lack of proven reserves on the properties:

We have amended our property disclosure to make clear that the Company’s properties do not contain any proven reserves.

18.  With respect to comment No. 18 with respect to assay results, sampling results and chemical analysis.

We have removed disclosure items that relate to Canadian National Institute 43-101 which do not comply with Industry Guide 7.

19. With respect to comment No. 19 with respect to insertion of maps and charts.

Paramount Gold Mining Corp 346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881

www.paramountgold.com

As an exploratory mining company, with no active mines under development or operating, we have relied on a series of roads and temporary access roads to our properties.  Our projects are in a remote region. There appears to be no known small scale maps. We have commenced a search for a map with the characteristic outlined and if found, we shall include in future filings.

20.  With respect to comment No. 19 and our disclosure with respect to mineralization in the Mexoro-Guazapares area:

As set forth in our response to comment 18, we have revised our disclosure in compliance with Industry Guide No. 7.

It should also be noted that the mineralization in this district is primarily gold and silver and other minerals are insignificant.

21.  With respect to Comment No. 21, regarding the exploration history of the target areas and the planned operations:

We have revised our annual report to discuss the geological justification for our ongoing exploration projects; timetables, budgets and funding sources

22.  With respect to Comment No. 22,  and the mineral reserve estimates:

We have deleted this disclosure and instead provided a brief summary.

With respect to those comments relating to the Company’s quarterly reports for the period ended September 30 and December 31, 2009, we will be filing amended reports as soon as possible.-

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ CARLO BUFFONE
Carlo Buffone Chief Financial Officer Paramount Gold and Silver Corp.

Paramount Gold Mining Corp 346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881

www.paramountgold.com